FOR IMMEDIATE RELEASE	Septermber 5, 2008

CORPORATE UPDATE

TORONTO, ONTARIO, September 5, 2008 – Micromem Technologies Inc. [OTC BB: MMTIF] announces that it has raised $712,250 in a series of arms’ length and non-arms’ length private placements. These private placements were subscribed for during the Company’s second and third fiscal quarters and the shares issued are subject to Rule 144. These funds are being used to further advance the Company’s technology and to fund additional business development initiatives. In addition, the Company announces that all the issued and outstanding warrants pursuant to a private placement completed in April, 2005 have been exercised in full.

The Board of Directors of the Company has approved employment contracts for Joseph Fuda as Chief Executive Officer, Dan Amadori as Chief Financial Officer and Steven Van Fleet as President of Micromem Applied Sensor Technologies, Inc., the Company’s wholly-owned subsidiary. In addition to the employment contacts, the Company has entered into a consulting agreement with DAL Consulting Services whose shareholder, Henry Dreifus, is a Company director.

As part of the employment contracts, a total of 700,000 stock options were granted. These options vest over a period of 12 months. 75,000 options were granted to employees of DAL Consulting Services with the same vesting provisions. A further 200,000 stock options were granted directly to Henry Dreifus; the vesting provisions on these options are tied to the achievement of defined revenue milestones by the Company. Finally, the Company has granted a total of 425,000 stock options to outside directors and employees of the Company, which options vest over a period of 12 months. The strike price in all cases is $1.50 per share.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 82,323,779
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) and sensor technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.